April 1, 2015

Via EDGAR

Bryan J. Pitko

Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re: Green Meadow Products, Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed April 1, 2015
File No. 333-198993

Dear Bryan J Pitko:

This is Green Meadow Products, Inc. 's (the Company) response to your correspondence dated April 1, 2015 relating to the Company's Registration Statement on Form S-1 filed on September 29, 2014. For ease of reference, each of the Staff's comments is reproduced below, followed by our response.

General

Exhibit 23

1. Please obtain and file Cutler & Co.’s consent to include its reports in your current filing, rather than in your amendment number 3 to Form S-1. In addition, provide an updated exhibit 15 regarding Cutler & Co.’s review of the company’s unaudited financial statements as of December 31, 2014 and for the three and six months ended December 31, 2014 and 2013.

Response

Consent and Exhibit 15 attached accordingly.

Sincerely,

/s/ Stan Windhorn
President, Green Meadow Products, Inc.